Philip Magri, Esq.

May 16, 2019

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Charlie Guidry, Staff Attorney

Lilyanna Peyser, Special Counsel

Re: Two Hands Corporation

Offering Statement on Form 1-A Filed April 10, 2019

File No. 024-10985

Ladies and Gentlemen:

On behalf of our client, Two Hands Corporation (the "Company"), we are filing with the Securities and Exchange Commission (the "Commission"), Amendment No.1 to Offering Statement on Form 1-A ("Amendment No. 1") relating to the issuance by the Company of 200,000,000 shares of common stock.

This letter also sets forth the Company's responses to comments from the staff (the "Staff") of the Division of Corporation Finance of the Commission contained in the Staff's letter dated May 8, 2019 regarding your review of above-captioned Offering Statement

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 1. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No. 1.

Risk Factors

We will not have reporting obligations under Sections 13 or 15 of the Securities Exchange Act of 1934, page 18

1.	We note that you voluntarily file Exchange Act reports. Please tell us whether it is your intent to transition from the filing schedule dictated by the Exchange Act to the filing schedule required by Regulation A. If so, please provide risk factor disclosure, informing investors of the consequences of the change, including reporting on a semi-annual instead of quarterly basis.

Response: Please be advised that it is the Company’s current intention to file a Form 8-A (short form registration statement) to register the Company’s class of common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, concurrently with the qualification of the Offering Statement.

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Dilution, page 20

2.	We are unable to recompute net tangible book value per share after the offering assuming 75%, 50% and 25% of the shares offered are sold. Please provide us with your computations net tangible book value per share after the offering assuming 75%, 50% and 25% of the shares offered are sold. In addition, please include a comparison of the public contribution under the proposed public offering and the effective cost of officers, directors, promoters and affiliated persons of common equity acquired by them in transactions during the past year. Please refer to Item 4 of Form 1-A.

Response: The calculation has been corrected and disclosure has been expanded to allow for the re-computation of net tangible assets per share after assuming 75%, 50% and 25% shares offered are sold.

Additional disclosure has been included to explain the disparity between the public offering price and the effective cash cost to officers, directors, promoters and affiliated persons for shares acquired by them in a transaction during the past year, or that they have a right to acquire.

Percentage of shares offered that are sold	100%	75%	50%	25%
Price to the public charged for each share in this offering	$0.05	$0.05	$0.05	$0.05
Shares issued	200,000,000	150,000,000	100,000,000	50,000,000
Capital raised	$10,000,000	$7,500,000	$5,000,000	$2,500,000
Less: estimated offering costs	($75,000)	($75,000)	($75,000)	($75,000)
Net offering proceeds	$9,925,000	$7,425,000	$4,925,000	$2,425,000
Historical net tangible book value pre-offering (1)	($310,422)	($310,422)	($310,422)	($310,422)
Pro-forma net tangible book value post-offering (2)	$9,614,578	$7,114,578	$4,614,578	$2,114,578

Shares issued and outstanding pre-offering and assuming full conversion (3)	163,666,866	163,666,866	163,666,866	163,666,866
Pro-forma post-offering shares issued and outstanding	363,666,866	313,666,866	263,666,866	213,666,866

Historical net tangible book value per share as of December 31, 2018	($0.002)	($0.002)	($0.002)	($0.002)

Increase in net tangible book value per share attributable to new investors in this offering (4)	$0.028	$0.025	$0.020	$0.012

Net tangible book value per share, after this offering	$0.026	$0.023	$0.018	$0.010

Dilution per share to new investors	($0.024)	($0.027)	($0.032)	($0.040)

(1) Historical net tangible book value pre-offering is based on the net tangible equity of the Company as of December 31, 2018. This consists of the total assets of the Company less liabilities.
(2) Pro-forma net tangible book value post-offering equity is the Company's net book value plus expect net offering proceeds.
(3) Comprises 152,199,289 shares outstanding at December 31, 2018 plus issue of 11,467,577 shares to be issued due under the employment agreement with the CEO at December 31, 2018.
(4) After deducting estimated offering expenses of $75,000. The Company believes that the amount of sales effort and the expense involved will vary according to the amount we can raise because the Company is dependent on its President to raise funds. The President intends to rely heavily on advertising, social media, email campaigns, and other such avenues of communication. Spending more on these items should increase the results of these communications.

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	Shares Purchased		Total consideration		Average price per share
	Number	Percentage	Amount	Percentage
Assuming 200,000,000 Shares Sold:
Existing TWOH common stock holders (1)	47,535,008	19.2%	$2,540,992	20.3%	$0.053
New TWOH common stock holders	200,000,000	80.8%	$10,000,000	79.7%	$0.050
Total	247,535,008	100.0%	$12,540,992	100.0%	$0.051

	Shares Purchased		Total consideration		Average price per share
	Number	Percentage	Amount	Percentage
Assuming 150,000,000 Shares Sold:
Existing TWOH common stock holders (1)	47,535,008	24.1%	$2,540,992	25.3%	$0.053
New TWOH common stock holders	150,000,000	75.9%	$7,500,000	74.7%	$0.050
Total	197,535,008	100.0%	$10,040,992	100.0%	$0.051

	Shares Purchased		Total consideration		Average price per share
	Number	Percentage	Amount	Percentage
Assuming 100,000,000 Shares Sold:
Existing TWOH common stock holders (1)	47,535,008	32.2%	$2,540,992	33.7%	$0.053
New TWOH common stock holders	100,000,000	67.8%	$5,000,000	66.3%	$0.050
Total	147,535,008	100.0%	$7,540,992	100.0%	$0.051

	Shares Purchased		Total consideration		Average price per share
	Number	Percentage	Amount	Percentage
Assuming 50,000,000 Shares Sold:
Existing TWOH common stock holders (1)	47,535,008	48.7%	$2,540,992	50.4%	$0.053
New TWOH common stock holders	50,000,000	51.3%	$2,500,000	49.6%	$0.050
Total	97,535,008	100.0%	$5,040,992	100.0%	$0.052

(1) As of December 31, 2018 all shares of common stock issued to officers, directors, promotors and affiliates in the last twelve (12) months plus all shares to be issued for vested common stock grants at December 31, 2018. All common shares issued and shares to be issued relate to compensation and settlement of salary payable.

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Description of Business

Research and Development, page 25

3.	You disclose that you have not spent any funds on research and development activities since your inception. However, we note you incurred $361,200 on research and development activities during the year ended December 31, 2018. Please revise or advise.

Response: We have amended the disclosure to include the following:

Research and Development

We incurred research and development costs of $361,200 during the fiscal year ended December 31, 2018 for the development of the Two Hands gone application, a new encrypted messaging app which was launched on February 20, 2019. We did not incur any research and development costs during the fiscal year ended December 31, 2017.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

4.	Since you launched your flagship application, TwoHandsAPP, in July 2018 and your phone application, Two Hands Gone, in February 2019, and intend to commence your cannabis and cannabidiol (CBD) derivative business operations when the CBD license is acquired, please provide your plan of operations of these businesses for the 12 months following the commencement of the proposed offering. If such information is not available, the reasons for its unavailability must be stated. Disclosure relating to any plan must include, among other things, a statement indicating whether, in the issuer’s opinion, the proceeds from the offering will satisfy its cash requirements or whether it anticipates it will be necessary to raise additional funds in the next six months to implement the plan of operations.

Response: We have revised the disclosure to include the following:

Plan of Operations

Smart Phone Apps

We intend to continue marketing our applications through Facebook and Google Adwords as well as expanding and further developing our applications during the next 12 months. We estimate that such marketing and development activities will cost between $150,000 to $200,000 a year, including approximately $20,000 a year to maintain our production servers on Amazon Web Services (AWS). The implementation of our plan of operations for our app business is dependent upon us successfully selling a sufficient number of Shares in this Offering. If we fail to sell a sufficient number of Shares, we will be reliant on loans or advances from our officers, directors and principal stockholders. However, we do not have any oral or written agreements with them regarding any loans or advances and such funds may not be available to us.

CBD Oil Business

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Our strategy is to be an industrial scale white label supplier of CBD distillate (oil) and isolate (powder) through harvests of industrial hemp which will be used as a base ingredient in either joint ventures with established branded products (e.g., water, gummies, honey, shampoo, pet treats, etc.) to create CBD products or selling the products to contract manufactures to utilize.  We will in turn use the profits from these sales to further expand and develop our cultivation site, by adding greenhouses to increase our supply of extractable plant material.

The implementation of our plan of operations for the CBD business is reliant upon successfully obtaining the Colombian government’s approval of the test plants required to consummate our license agreement with Plantro Inc. S.A.S. as well as obtaining sufficient funds from this Offering to implement our plan of operations. We believe that we will need to raise a minimum of $500,000 in net proceeds to fund our plan of operations for our CBD business for the next 12 months which includes adding additional greenhouses, and general working capital to grow and harvest the crop to be extracted. We believe that the successful completion of at least 10% of this Offering will satisfy our minimum capital requirements for the next 12 months. If we fail to sell a sufficient number of Shares, we will be reliant on loans or advances from our officers, directors and principal stockholders. However, we do not have any oral or written agreements with them regarding any loans or advances and such funds may not be available to us.

Critical Accounting Policies

Stock-Based Compensation, page 32

5.	We note that you adopted ASU 2018-07 - Compensation - Stock Compensation (718) - Improvements to Nonemployee Share-Based Payment Accounting on January 1, 2018. ASU 2018-07 expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of Topic 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. It does not appear that your accounting policy regarding share-based payments to nonemployees complies with the Update since the fair value of share-based payments to nonemployees should be measured at grant-date fair value of the equity instruments that an entity is obligated to issue when the goods have been delivered or the service has been rendered and any other conditions to earn the right to benefit from the instruments have been satisfied. Please tell us why your accounting policy complies with the Update. Please note that this comment also applies to your accounting policy regarding stock-based compensation described in the notes to the financial statements on page 56.

Response: ASU 2018-07 permits early adoption, including in an interim period for which financial statements have not been issued. The adoption date is the first date of the interim period in which the entity adopts the guidance. For example, Two Hands Corporation has a calendar year and early adopted ASU 2018-07 in the second quarter of fiscal 2018. The cumulative catch-up adjustment was calculated at April 1, 2018 and recorded as an adjustment to retained earnings at January 1, 2018.

At April 1, 2018, the cumulative catch-up adjustment was determined to be $0. This is because all stock-based compensation granted to non-employees was fully vested and expensed in accordance ASC 505-50.

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The Company continued to report the accounting policy under ASC 505-50 since it applies to the year ended December 31, 2017.

As noted under Recent Account Pronouncements, the adoption of ASU 2018-07 was early adopted with respect to grants of shares of common stock of the Company made in June 2018.

Liquidity and Capital Resources, page 34

6.	Please disclose whether you have entered into any agreements with your Chief Executive Officer, note holders, shareholders and others to loan or advance funds to you. If not, please disclose that there is no assurance that such persons will loan or advance funds to you. Please also disclose what other actions you are taking to cure your liquidity deficiency including financing transactions entered into subsequent to year-end. In addition, please revise to disclose whether you believe you have sufficient cash and other types of liquidity available to fund operations and meet your obligations on both a long- term and short-term basis. We would consider long-term to be greater than twelve months.

Response: We have revised the disclosure to include the underlined language set forth below:

Liquidity and Capital Resources

Liquidity

As of December 31, 2018, we had cash of $2,729 and total liabilities of $740,196. Our current cash balance and cash flow from operating activities will not be sufficient to fund our operations during the next 12 months. We are completely dependent upon the willingness of our management to fund our initial operations by way of loans from our Chief Executive Officer, shareholders and others.

The Company’s financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. During the year ended December 31, 2018, the Company incurred a net loss of $8,096,408 and used cash in operating activities of $235,289, and at December 31, 2018, had a stockholders’ deficit of $310,422. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern within one year of the date that the financial statements are issued. The Company’s independent registered public accounting firm, in their report on the Company’s financial statements for the year ending December 31, 2018, expressed substantial doubt about the Company’s ability to continue as a going concern. The Company’s financial statements do not include any adjustments that might result from the outcome of this uncertainty should we be unable to continue as a going concern.

Over the next 12 months we expect to expend approximately $50,000 in cash for legal, accounting and related services and an additional $150,000 in cash to implement our business plan. We hope to be able to compensate our independent contractors with stock-based compensation, which will not require us to use our cash, although there can be no assurances that we will be successful in these efforts.

We expect to be able to secure capital through advances from our Chief Executive Officer, note holders, shareholders and others in order to pay expenses such as organizational costs, filing

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fees, accounting fees and legal fees, however, we do not have any written or oral agreements with any third parties which require them to fund our operations and there can be no assurances that we will be able to obtain such funds. We believe it will be difficult to secure capital in the future because we have no assets to secure debt and there is currently no trading market for our securities. We will need additional capital in the next twelve months and if we cannot raise such capital on acceptable terms, we may have to curtail our operations or terminate our business entirely.

The inability to obtain financing or generate sufficient cash from operations could require us to reduce or eliminate expenditures for developing products and services, or otherwise curtail or discontinue our operations, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, to the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities may result in dilution to existing stockholders. If we raise additional funds through the issuance of debt securities, these securities may have rights, preferences and privileges senior to holders of our common stock and the terms of such debt could impose restrictions on our operations. Regardless of whether our cash assets prove to be inadequate to meet our operational needs, we may seek to compensate providers of services by issuing stock in lieu of cash, which may also result in dilution to existing stockholders.

Operating Capital and Capital Expenditure Requirements

We are currently funding our operations by way of cash advances from our Chief Executive Officer, note holders, shareholders and others; however, we do not have any oral or written agreements with them or others to loan or advance funds to us. There can be no assurances that we will be able to receive loans or advances from them or other persons in the future. We hope to be able to compensate our independent contractors with stock-based compensation, which will not require us to use our cash, although there can be no assurances that we will be successful in these efforts. We expect that we will be required to raise an additional $200,000 in cash by issuing new debt or equity for operating costs in order to implement our business plan in the next 12 months. The funds are loaned to the Company as required to pay amounts owed by the Company. As such, our operating capital is currently limited to the personal resources of our Chief Executive Officer, note holders, shareholders and others and their willingness to loan or advance funds to us. The loans from our Chief Executive Officer, note holders, shareholders and others are unsecured and non-interest bearing and have no set terms of repayment.

As of December 31, 2018 and 2017, notes payable due to Stuart Turk, Jordan Turk and The Cellular Connection Limited, a corporation controlled by Stuart Turk, totaling $127,853 and $258,995, respectively, were outstanding. The balances are non-interest bearing, unsecured and have no specified terms of repayment.

On January 31, 2019, the Company entered into a Side Letter Agreement (“Note”) with Stuart Turk to amend and add certain terms to the unsecured, non-interest bearing, due on demand notes payable totaling $106,968 issued by the Company during the period of January 3, 2018 to December 28, 2018. The issue price of the Note is $106,968 with a face value of $128,362 and the Note has an original maturity date of December 31, 2019 which is subject to automatic renewal. At the option of the Company, the Company may convert principal and interest at a fixed conversion price of $0.0001 per share of the Company’s common stock. The Note allows for the lender to secure a portion of the Company assets up to 200% of the face value of the Note. If the Note is not paid on the maturity date, the outstanding face amount of the Note shall increase by 20% on January 1, 2020. The outstanding face value of the Note shall increase by another 20% on January 1, 2021 and again on each one-year anniversary of the Note until the Note has been paid in full.

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On January 31, 2019, the Company entered into a Side Letter Agreement (“Note”) with The Cellular Connection Ltd. to amend and add certain terms to unsecured, non-interest bearing, due on demand notes payable totaling $20,885 issued by the Company during the period of January 23, 2018 to October 16, 2018. The issue price of the Note is $20,885 with a face value of $25,062 and the Note has an original maturity date of December 31, 2019 which is subject to automatic renewal. At the option of the Company, the Company may convert principal and interest at a fixed conversion price of $0.0001 per share of the Company’s common stock. The Note allows for the lender to secure a portion of the Company assets up to 200% of the face value of the Note. If the Note is not paid on the maturity date, the outstanding face amount of the Note shall increase by 20% on January 1, 2020. The outstanding face value of the Note shall increase by another 20% on January 1, 2021 and again on each one year anniversary of the Note until the Note has been paid in full.

We do not believe that we have sufficient cash or other types of liquidity available to us to fund our operations and meet our other obligations during the next 12 months or longer.

Our common stock started trading over the counter and has been quoted on the Over-The-Counter Bulletin Board since February 17, 2011. The stock currently trades under the symbol “TWOH.OB.”

Compensation of Directors and Officers Employment Agreements, page 39

7.	Though you are a custom application development company and, potentially, a CBD oil producer, the employment agreement with your CEO engages him to provide you expertise and services related to the "staging and lighting industry." Please explain.

Response: Please be advised that the reference to staging and lighting industry was also custom application development for that industry. The Company has expanded its development and his agreement will be updated accordingly in the future.

Security Ownership of Management and Certain Securityholders, page 41

8.	Please include footnote 5 to the chart.

Response: Please be advised that we deleted the reference to footnote 5 by the reporting person’s name in the chart, making footnote 1 applicable to the reporting person’s address.

Securities Being Offered

Market Price, Dividends and Related Stockholder Matters, page 44

9.	We note your disclosure that you do not have an equity incentive plan. This disclosure is inconsistent with your disclosure on page 39 regarding your 2015 Stock Option Plan. Please revise or advise.
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Response: Please be advised that we deleted the statement that the Company does not have an equity incentive plan due the fact that the Company has a 2015 Stock Option Plan as is discussed under subsection “Options and Warrants” and elsewhere in the Offering Circular.

Financial Statements

Consolidated Balance Sheets, page 50

10.	Please tell us the items and their amounts included in prepaid expenses at December 31, 2018. In addition, please provide us with a reconciliation of the change in amounts due to related party to the net amount of advances by related party and repayments of advances to related party reflected in the consolidated statements of cash flows.

Response: (1) Prepaid expense at December 31, 2018 primarily comprises of a consulting agreement with Shuttle Digital Solutions Inc. made on September 10, 2018. The agreement is for services to be provided for the period September 10, 2018 to September 10, 2019. The Company paid Shuttle Digital Solutions Inc. 20,000,000 shares of restricted common stock. The closing price of TWOH stock on September 10, 2018 was $0.0301 per share. Fair value of total consideration is $602,000 (20,000,000 shares * $0.0301 per share). Prepaid expenses are amortized to expense on a pro-rata basis over the service period. At December 31, 2018, prepaid expenses for services comprises $415,627.40 ($602,000 * 252 days/365 days).

In addition, prepaid expenses includes $9,000 for OTC Markets (total amount paid of $12,000 for the period October 1, 2018 to September 30, 2019) and $116.72 for a key deposit.

Total prepaid expense at December 31, 2018 is $424,744.12 ($415,627.40 + $9,000 + $116.72).

(2)        As reported on the consolidated balance sheet

Due to related party – December 31, 2017 $ 52,671

Due to related party – December 31, 2018 41,734

Difference        $ 10,937

As reported on the consolidated statement of cash flows

Advances by related party $ 127,043

Repayment of advances to related party (153,906)

Change in salary payable due to CEO reported in operating activities 37,800

Difference       $ 10,937

Unreconciled difference $ 0

General, page 54

11.	Please tell us your consideration of disclosing the information required by ASC 718 with respect to your 2015 Stock Option Plan disclosed on page 39.

Response: During the years ended December 31, 2018 and 2017, the Company did not grant common stock under the 2015 Plan. All stock issued for services are reported in Note 7 Stockholders Equity.

Notes to Consolidated Financial Statements Going Concern, page 54

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12.	Please disclose whether there are any written agreements regarding the commitment of your officers and directors to advance funds to cover certain operating costs and, if so, please file the agreements as an Exhibit to the filing. In addition, please describe the terms and provisions of the funding agreements.

Response: Please be advised that the disclosure has been revised to include that there are no oral or written agreements between the Company and its officers or directors regarding a commitment to advance funds to cover certain operating costs.

Net Loss Per Share, page 56

13.	Please also disclose common stock options and warrants excluded from the computation of diluted earnings per share.

Response: At December 31, 2018 and 2017, the Company did not have outstanding stock options or warrants.

Note 3- Non-Redeemable Convertible Notes, page 57

14.	It appears that the amended non-redeemable convertible notes contain a beneficial conversion feature since the instruments are convertible into common stock at your option at a fixed conversion rate of $.0001 per share, which is lower than the market value of your common stock. Please explain to us how your accounting for the beneficial conversion features comply with ASC 470-20-25, ASC 470-20-30, ASC 470-20-35 and 470,20-40. In addition, please tell us how you determined the per-share fair market value of your common stock on the dates each of the convertible notes were amended.

Response: The terms of the non-redeemable convertible notes (“Notes) give the Issuer (TWOH) the sole option to settle the Note in either cash or in shares of TWOH stock at a fixed price per share (either $0.0001 per share or $0.003 per share depending on the Note).

The Holder of the Notes may only choose to settle the Notes in cash. The Holders of the Notes do not have a call option (embedded or detachable) on TWOH stock. As such, the Company did not identify a beneficial conversion feature on the non-redeemable convertible notes reported.

15.	We note that the amendments to the non-redeemable convertible notes added a substantive conversion option. As such, it appears that the modifications are substantive. Please tell us how you accounted for the 2018 modifications to the non-redeemable convertible notes and why your accounting complies with ASC 470-50-40.

Response: For the Notes reported on Note 3 – Non-Redeemable Convertible Notes, on January 8, 2018, April 12, 2018, May 10, 2018 and September 13, 2018, the Company entered into Side Letter Agreements (“Notes”) to amend and add certain terms to unsecured, non-interest bearing, and due on demand notes payable.

ASC 470-50-40-2 indicates that for all extinguishments of debt, the difference between the reacquisition price (which includes any premium) and the net carrying amount of the debt being extinguished (which includes any deferred debt issuance costs) should be recognized as a gain or loss when the debt is extinguished.

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For all amendments, the carrying value of the debt was equal to the reacquisition price.

Please refer to the response to Question 14. The Holders of the Notes do not have a conversion option.

Recent Accounting Pronouncements, page 57

16.	Please tell us why the adoption of ASU 2018-07 did not result in an adjustment to beginning retained earnings.

Response: Please see response to Comment 5.

Note 4 - Notes Payable, page 59

17.	Please provide us with a summary of the proceeds from notes payable and repayments of notes payable during the year ended December 31, 2018 which reconciles to the change in notes payable as reflected on the consolidated balance sheets.

Response:

As reported on the consolidated balance sheet

Notes payable – December 31, 2018 $ 127,853

Notes payable – December 31, 2017 258,995

Difference       $ (131,142)

As reported on the consolidated statement of cash flows

Cash proceeds from notes payable $ 247,853

Issue of convertible notes to settle notes payable (378,995)

Difference       $ (131,142)

Unreconciled difference $ 0

Note 7 - Stockholders' Equity, page 60

18.	Please tell us how you computed the gain or loss on the debt settlement described in the third paragraph. In addition, please tell us how you determined the per-share market value of your common stock for each issuance of common stock to settle stock payables, accrued liabilities and accounts payable and for services and compensation payable to officers and consultants.

Response: Please see below a schedule detailing how the loss on the debt settlement described in the third paragraph of $3,488,400 was calculated. The per-share market value (adjusted for reverse stock-split) of TWOH common stock is the closing market price on the date the Notice of Conversion was prepared by TWOH.

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Non-redeemable convertible note ("Note") holder	Date of conversion notice from TWOH	Number of shares of common stock issued	Closing market price on the date of the conversion notice	Fair value of shares issued	Conversion price per Note agreement	Principal and interest settled	Loss on debt settlement
The Cellular Connection Ltd. (1)	2/7/2018	40,000	$3.8000	$152,000	$0.0500	$2,000	($150,000)
DC Design Inc. (1)	9/10/2018	80,000	$2.2500	$180,000	$1.5000	$120,000	($60,000)
The Cellular Connection Ltd. (1)	5/22/2018	52,000	$2.2500	$117,000	$0.0500	$2,600	($114,400)
DC Design Inc.	9/10/2018	12,000,000	$0.0301	$361,200	$0.0030	$36,000	($325,200)
The Cellular Connection Ltd.	9/10/2018	11,000,000	$0.0301	$331,100	$0.0001	$1,100	($330,000)
The Cellular Connection Ltd.	9/25/2018	5,000,000	$0.2500	$1,250,000	$0.0001	$500	($1,249,500)
The Cellular Connection Ltd.	11/27/2018	7,000,000	$0.1800	$1,260,000	$0.0001	$700	($1,259,300)
				$3,651,300		$162,900	($3,488,400)

In the fourth paragraph of Note 7, the per-share market value of $3.80 (1) was determined on February 7, 2018, the date that TWOH and CEO agreed to settle $180,000 accrued liabilities for salary and $10,000 for stock payable.

In the fifth paragraph of Note 7, the per-share market value of $52.91 ($922,218/17,431 shares) is the closing market price determined on the date TWOH granted compensation to the CEO.

•	Employment agreement dated July 1, 2015 – 50 shares @ $100 per share = $5,000 (1), (2)
•	Employment agreement dated July 1, 2016 – 12.18 shares @ $100 per share = $1,218 (1), (2)
•	Employment agreement dated July 1, 2017 – 17,368.42 shares @ $52.74 per share = $916,000 (1)

In the sixth paragraph of Note 7, the per-share market of $2.25 (1) is the closing market price the date TWOH and the supplier agreed to settle outstanding account payable.

In the seventh paragraph of Note 7, the per-share market value of $2.45 (1) is the closing market price of TWOH stock on June 26, 2018, the grant date. The grant date was determined from the contract between the consultant and TWOH.

In the eighth, ninth, tenth, eleventh and twelve paragraphs of Note 7, the per-share market price of $0.0301 is the closing market price of TWOH stock on September 10, 2018, the grant date. The grant date was determined from the employment contact with the CEO and from the contracts between the consultants and TWOH.

(1)	Adjusted for reverse stock split on a 1 for 500 basis effective September 10, 2018
(2)	Adjusted for reverse stock split on a 1 for 2,000 basis effective August 16, 2016

Note 8 - Subsequent Events, page 61

19.	Please tell us how you intend to account for the issuance of the senior convertible note and warrants issued to FirstFire Global Opportunities Fund, LLC and the embedded conversion feature. Please refer to ASC 470 and ASC 815-40.

Response: The Senior Convertible Note with Firstfire Global Opportunities Fund, LLC with an issue date of March 1, 2019 is accounted for under ASC 815.  The variable conversion price is not considered predominately based on a fixed monetary amount settleable with a variable number of shares due to the volatility and trading volume of the Company’s common stock. The Company’s convertible promissory note derivative liabilities have been measured at fair value at March 1, 2019 and March 31, 2019 using the binomial model.

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The warrant is tainted and classified as a liability as a result of the issuance of the Senior Convertible Note with Firstfire Global Opportunities Fund, LLC since there is a possibility during the life of the warrant the Company would not have enough authorized shares available if the warrant is exercised. The Company’s warrant liability have been measured at fair value at March 1, 2019 and March 31, 2019 using the binomial model.

In closing, please be advised that there is no arrangement between the Company and FINRA broker-dealer regarding the offering. In the event the Company engages a FINRA broker-dealer to serve as placement agent of the shares, we will timely file an amendment to the Offering Statement to disclose the name of the underwriter and the terms of underwriting compensation.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at (954) 303-8027 or pmagri@magrilaw.com.

Very truly yours,

/s/ Philip Magri

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